Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

May 31, 2022

The following changes were made in this Amendment:

Changes to Principals

Thomas John May – Removed

Susan Schmidt Bies –Removed

Matthew Koder – Added

Changes to Question 13B

BLOOMBERG TRADEBOOK CANADA COMPANY – Added to Execute or Trade section

REFINITIV TRANSACTION SERVICES LIMITED – Added to Execute or Trade section